FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2011 No. 6

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On August 10, 2011, the registrant announced TowerJazz Announces Technology Symposium in Hsinchu, Taiwan on August 26, 2011. Attached please find the press release.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 10, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Announces Technology Symposium in Hsinchu, Taiwan on
 August 26, 2011

Follows Foundry’s Participation at SNUG China on August 24, 2011

MIGDAL HAEMEK, Israel and NEWPORT BEACH, Calif., August 10, 2011 –TowerJazz, the global specialty foundry leader, today announced it is holding a symposium in Hsinchu, Taiwan based on its broad range of process technologies and design enablement capabilities. The one-day event will be held on August 26, 2011 from 9:30 am - 3:00 pm at the Sheraton Hsinchu Hotel. The TowerJazz Global Symposium (TGS) will include presentations on the foundry’s technology offerings by company executives on RF/high performance analog, RFCMOS, SiGe, power management, CMOS imaging, and design models and tools.  The company will also provide more details regarding its Fab 4 in Nishiwaki, Japan, previously a Micron fab.

The conference follows TowerJazz’s participation at SNUG China, (Synopsys User Group) and further demonstrates the foundry’s increased presence in Asia.  TowerJazz will participate at the August 24, 2011 SNUG at The Longmont hotel in Shanghai during the evening event from 6:00 pm – 8:30 pm. TowerJazz will provide a tabletop demo of its world-class design enablement platforms as well as present design flows and custom design tools, design services and IP that have enabled its customers to reduce costs and shorten their design cycles with first silicon success.

“We are very pleased to hold our technology conference in Taiwan this year as well as participate at the Synopsys User Group event in China. We will continue to expand TowerJazz’s presence in Asia and worldwide as we increase our manufacturing capacity, offer multi-fab sourcing and address the growing design and technology needs of our diverse customer base,” said Todd Mahlen, Vice President of Sales, Asia.  “This is yet another step in our strategy to provide our customers with one source for their diverse technology requirements.”

For more information on TGS or the company’s participation at SNUG, please contact Melinda Jarrell at melinda.jarrell@towerjazz.com or 949.435.8181.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

TowerJazz Company Contact:
Melinda Jarrell
949/435-8181
melinda.jarrell@towerjazz.com

TowerJazz Media Contact:
Lauri Julian
949/715-3049
lauri.julian@towerjazz.com

TowerJazz Investor Relations Contact:
Noit Levi
+972 4 604 7066
noit.levi@towerjazz.com